UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/24__ AND ENDING __12/31/24__

                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **SCF Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10150 Meanley Drive, First Floor
(No. and Street)

San Diego	**CA**	**92131**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Trisha Tymkiw	**315.609.7903**	Trisha.Tymkiw@atriawealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman, LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	**New York**	**NY**	**10020**
(Address)	(City)	(State)	(Zip Code)
11/02/2005		**2468**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Trisha Tymkiw, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SCF Securities, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SARA A KERRY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KE6232868
Qualified in Onondaga County
My Commission Expires December 13, 2026

Signature: Trisha Tymkiw

Title: Managing Director

Sara A Kerry
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SCF SECURITIES, INC.

**FINANCIAL STATEMENT
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM THEREON**

DECEMBER 31, 2024

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

SCF SECURITIES, INC.
DECEMBER 31, 2024

TABLE OF CONTENTS





Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
SCF Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SCF Securities, Inc. as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of SCF Securities, Inc. as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SCF Securities, Inc.'s management. Our responsibility is to express an opinion on SCF Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to SCF Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as SCF Securities, Inc.'s auditor since 2022.
New York, New York
April 1, 2025

SCF SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	2,322,589
Commissions receivable		796,881
Due from clearing broker		147,609
Other receivables		337,406
Clearing deposit with broker		50,000
Due from affiliates		2,049,982
Other assets		202,823
Deferred tax assets, net		89,335
TOTAL ASSETS	$	5,996,625

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	1,595,032
Due to affiliates		111,023
Commissions payable		937,612
Total Liabilities		2,643,667

Commitments and contingencies (Note 6)
Stockholder's Equity:

Common stock, $0.01 par value, 1,000,000 shares authorized, 2,000 shares issued and outstanding	560
Additional paid-in capital	738,037
Retained earnings	2,614,361
Total Stockholder's Equity	3,352,958

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	5,996,625

The accompanying notes are an integral part of this financial statement.

NOTE 1.   <u>ORGANIZATION AND NATURE OF BUSINESS</u>

SCF Securities, Inc. (the "Company"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of SCF Holdings, Inc. ("Holdings") who is a wholly-owned subsidiary of a financial services company (the "Parent"). The Company's principal office is located in San Diego, California. The Company has registered representatives located throughout the United States, and the Company provides broker-dealer services for independent registered representatives as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 2.   <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Cash and cash equivalents</u>
Cash equivalents consist of highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

<u>Basis of presentation and use of estimates</u>
The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Revenue recognition</u>
The Company records commissions for the sale of insurance, mutual funds, variable annuity products and other securities as such commissions are earned. Refer to Note 3, *Revenue from Contracts with Customers*, for additional disaggregation of revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606.

<u>Securities transactions</u>
All securities transactions for the Company's customers are executed and cleared by other broker-dealers. Commissions are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

<u>Current Expected Credit Losses</u>
ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326)* introduced a credit loss methodology, Current Expected Credit Losses ("CECL"), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaced the multiple existing impairment methods in current US GAAP, which generally required that a loss be incurred before it is recognized.

NOTE 2. <u>**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**</u>

<u>Current Expected Credit Losses (Continued)</u>
For financial assets measured at amortized cost (e.g. cash and cash equivalents and receivables from clients), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

<u>Commissions and other receivables</u>
Commissions and other receivables are stated at the amounts the Company expects to collect. The Company considers accounts receivable to be fully collectible. The determination of the amount of credit losses is based on the estimated credit-worthiness of the counterparty and the length of time a receivable has been outstanding. Other factors are considered by management based on relevant information about past events, current conditions and reasonable supportable forecasts as deemed necessary on a transaction-by-transaction basis. The Company continually monitors these estimates over the life of the receivable. The allowance for uncollectible accounts reflects the amount of loss that can be reasonably estimated by management. No allowance for credit losses were recorded as of December 31, 2024. The Company had receivables related to revenues from contracts with customers of approximately $797,000 and $584,000 at December 31, 2024 and 2023, respectively. The Company had no liabilities related to contracts with customers at December 31, 2024.

<u>Income taxes</u>
The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the difference are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts that are not more likely than not to be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs.

<u>Recently Adopted Accounting Pronouncements</u>
Effective January 1, 2024, the Company adopted the provisions of ASU 2023-07, *Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures* ("ASU 2023-07"). ASU 2023-07 requires incremental line-item disclosures about each reportable segment's expenses as well as profit and losses, among other requirements. As further detailed in footnote 10, the Company has evaluated the guidance and has determined that it operates as a single operating segment.

<u>Recent Accounting Pronouncements Not Yet Adopted</u>
During the year, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures*, to enhance the transparency and decision usefulness of income tax disclosures. The ASU expands annual income tax disclosures to address investor requests for more information about how the tax risks, tax planning and operational opportunities in an entity's worldwide operations affect the effective tax rate and future cash flows. The ASU is effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact to the financial statement.

NOTE 3.   <u>**CONCENTRATIONS OF CREDIT RISK**</u>

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Asset balances that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions that periodically exceed federally insured limits. At December 31, 2024, the amount in cash accounts exceeding federally insured limits was approximately $2,069,000.

NOTE 4.   <u>**DEPOSIT WITH CLEARING BROKER**</u>

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis. The clearing agreement requires the Company to maintain a deposit of $50,000 with the clearing broker. Such amount bears interest at current market rates.

NOTE 5.   <u>**INCOME TAXES**</u>

The Company reports its income taxes as part of a consolidated federal income tax return filed by the Parent. Federal, state, and local income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statement for the changes in deferred tax liabilities or assets between years. At December 31, 2024, the Company had a current tax liability of $974,847 which is included in accounts payable and accrued expenses on the statement of financial condition.

The Company accounts for income taxes in accordance with ASC 740, *Accounting for Income Taxes* ("ASC 740"). Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the accrual basis of the accounting. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the estimated future tax consequences or benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax-related appeals or litigation processes, based on the technical merits of the position. The Company is not subject to income tax return examinations by major taxing authorities for years before 2021. The tax benefit recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets.

However, the Company's conclusions regarding this policy may be subject to reviews and adjustments at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

NOTE 5. <u>**INCOME TAXES (CONTINUED)**</u>

The Company's deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2024 are as follows:

Noncurrent deferred tax assets:		
Accrued Liabilities	$	114,697
Total deferred tax assets		114,697
Noncurrent deferred tax liabilities:		
Fixed assets		(2,870)
Prepaid insurance		(5,370)
Prepaid expenses		(17,122)
Net noncurrent deferred tax liabilities		(25,362)
Net deferred tax asset	$	89,335

Management has analyzed the Company's recorded tax benefits and concluded that each material position satisfied the required recognition and measurement threshold for inclusion within the financial statement. Consequently, the Company has not recorded any reserve for any uncertain tax positions and does not believe that a significant change will occur within the coming year as to any uncertain tax positions.

To the extent that a deferred tax asset is determined to be less than more likely than not to be realized, a valuation allowance is recorded. Management has determined that a valuation allowance is not required for any of its deferred tax assets.

In the event the Company is charged interest or penalties related to income tax matters, the Company would record such interest as income tax expense and would record such penalties as other expenses. No such charges have been incurred by the Company for 2024. For the year ended December 31, 2024, the Company had no uncertain tax positions.

NOTE 6. <u>**COMMITMENTS AND CONTINGENCIES**</u>

<u>Indemnification</u>
The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with the Company's clearing broker, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in a customer's margin account is not sufficient to fully cover that customer's obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures, as well as through requirements on customers to maintain margin collateral with the clearing broker in compliance with various regulations and clearing organization policies.

NOTE 6. **COMMITMENTS AND CONTINGENCIES (CONTINUED)**

Litigation

In the normal course of business, the Company may be a party to litigation or other regulatory matters. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statement. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

From time to time the Company is involved in various inquiries by regulatory agencies, claims and litigation. In the opinion of management, following consultation with legal counsel, the ultimate liability of disposition thereof is not expected to have a material adverse effect on the financial condition, results of operations, or liquidity of the Company as of the year ended December 31, 2024.

NOTE 7. **RELATED-PARTY TRANSACTIONS**

Pursuant to an expense sharing agreement ("SCF Affiliate Arrangement") with affiliated organizations ("Holdings Affiliates") which are commonly owned by Holdings, certain expenses which are initially paid by the Company are allocated monthly to Holdings Affiliates. For the year ended December 31, 2024, total expenses allocated from the Company to Holdings Affiliates under the SCF Affiliate Arrangement were approximately $2,139,000.

In addition to the SCF Affiliate Arrangement, the Company is party to other business transactions that create additional intercompany balances with Holdings Affiliates. For the year ended December 31, 2024, revenues of approximately $306,000 were allocated from Holdings Affiliates to the Company. At December 31, 2024, the Company has a receivable of approximately $2,463,000 from Holdings Affiliates which is included in due from affiliates on the Statement of Financial Condition.

Pursuant to a Shared Services Agreement ("Parent Agreement") with the Parent, the Company pays for services provided by certain employees of the Parent which benefit the Company. For the year ended December 31, 2024, the amount of expense incurred by the Company for services provided under the Parent Agreement, exclusive of any expense sharing allocation to Holdings Affiliates, was approximately $1,585,000, which is included in other expenses in the Statement of Operations.

In addition to the Parent Agreement, the Company is party to a separate Shared Services Agreement ("AWS Affiliate Agreement") by and among the Parent and its commonly owned broker-dealer affiliates (collectively, "AWS and Affiliates") in which the Parent has an equity interest. Pursuant to the AWS Affiliate Agreement, various operating expenses shared services, and other pass-through costs are allocated by and among AWS and Affiliates to the Company, and these transactions include but were not limited to the settlement of passthrough costs from shared vendors. Total expenses passed through to the Company in this manner were approximately $620,000 and are reflected within the Statement of Operations.

Similar to the AWS Affiliate Agreement, the Company is party to a Shared Services Agreement ("CITS Agreement") with CFS Insurance & Technology Services, LLC ("CITS"), a commonly owned affiliate in which the Parent has an equity interest, in which shared expenses initially paid by CITS are allocated to the Company. Total expenses passed through to the Company pursuant to the CITS Agreement were approximately $377,000 and are reflected in the Statement of Operations.

NOTE 7. **RELATED-PARTY TRANSACTIONS (CONTINUED)**

For the year ended December 31, 2024, the Company has a payable of approximately $44,000 to the Parent and its commonly owned affiliates, which is included in Due to Affiliates in the accompanying Statement of Financial Condition.

NOTE 8. **NET CAPITAL REQUIREMENT**

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the Company to maintain minimum net capital, as defined. Further, the rule requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1.

At December 31, 2024, the Company had net capital of $398,116, which was $221,871 in excess of its required net capital of $176,245. The Company's percentage of aggregate indebtedness to net capital was 664% at December 31, 2024.

NOTE 9. **EMPLOYEE 401(k) RETIREMENT PLAN**

The Company has a qualified 401(k) retirement plan ("Plan") with an employer matching contribution provision covering all eligible employees as described in the Plan.

NOTE 10 **SEGMENT REPORTING**

The Company is engaged in a single line of business as a licensed broker-dealer transacting securities and providing other products and services to and on behalf of customers which generate commission income, distribution fees, fees from advisory business, fees from marketing assistance, backoffice support fees and cash sweep fees services to clients. The Company has identified its FINOP as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because CODM manages the business activities using information of the Company as a whole. The segment assets are $5,996,625.

NOTE 11. **SUBSEQUENT EVENTS**

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statement. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statement. The Company evaluated subsequent events through April 1, 2025, which is the date the financial statement was issued.